UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒       Preliminary Consent Statement

☐       Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐       Definitive Consent Statement

☐       Definitive Additional Materials

☐       Soliciting Material Under Rule 14a-12

CEA INDUSTRIES INC.
(Name of Registrant as Specified in Its Charter)
YZILABS MANAGEMENT LTD. CHANGPENG ZHAO MAX S. BAUCUS DAVID J. CHAPMAN TERESA MARIE GOODY GUILLÉN JIAJIN “JANE” HE ALEX ODAGIU MATTHEW ROSZAK LING “ELLA” ZHANG
(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒       No fee required

☐       Fee paid previously with preliminary materials

☐       Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED FEBRUARY 13, 2026

YZILABS MANAGEMENT LTD.

___________, 2025

Fellow BNC Stockholders:

YZILabs Management Ltd. (“YZi Labs Management”) and the other participants named herein (collectively, “YZi Labs,” “we,” “our” or “us”) beneficially own in the aggregate 4,255,043 shares of common stock, par value $0.00001 per share (the “Common Stock”), of CEA Industries Inc., a Nevada corporation (“BNC” or the “Company”), representing approximately 9.4% of the outstanding shares of Common Stock. For the reasons set forth in the attached Consent Statement, we believe significant and immediate changes to the composition of the Board of Directors of the Company (the “Board”) are necessary to address the continued destruction of stockholder value at BNC and to ensure that the Company is being run in a manner consistent with your best interest.

We are therefore seeking your support to materially reconstitute the Board by expanding the size of the Board by seven (7) members to thirteen (13) directors in total and to elect our seven (7) highly-qualified nominees as directors to the Board. We believe BNC stockholders deserve a Board that will truly look out for stockholders’ best interest by meaningfully overseeing management, improving investor communications practices and ensuring management accountability. We therefore feel compelled to take action to provide for a better future for all BNC stakeholders and to restore the confidence in the Board that stockholders deserve. Accordingly, we urge you to join us in seeking to expand the size of the Board and elect YZi Lab’s seven (7) nominees, Max S. Baucus, David J. Chapman, Teresa Marie Goody Guillén, Jiajin “Jane” He, Alex Odagiu, Matthew Roszak and Ling “Ella” Zhang.

We believe the current Board is in critical need of additional directors with the knowledge and experience to effectively oversee management, address the Company’s stock price underperformance and operational issues, and restore investors’ faith in the Company. The stockholders of BNC deserve a well-functioning Board that understands its role as a steward of stockholder resources. We are therefore launching this consent solicitation because we believe that stockholders must act now to prevent the further destruction of shareholder value.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today. The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about [●], 2026. We urge you not to sign any revocation of consent card that may be sent to you by BNC. If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to YZi Labs, in care of Saratoga Proxy Consulting, LLC, which is assisting us, at the address listed on the following page, or to the principal executive offices of BNC.

Thank you for your support,

YZILabs Management Ltd.

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of YZi Labs’ consent materials,

please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED FEBRUARY 13, 2026

CEA INDUSTRIES INC.
_________________________

CONSENT STATEMENT
OF

YZILABS MANAGEMENT LTD.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a stockholder of CEA Industries Inc., a Nevada corporation (“BNC” or the “Company”), by YZILabs Management Ltd., a British Virgin Islands business company (“YZi Labs Management”) and the other participants named herein (collectively, “YZi Labs,” “we,” “our” or “us”), in connection with our solicitation of written consents to expand the size of the Board of Directors of the Company (the “Board”) by seven (7) members to thirteen (13) directors in total and elect our seven (7) highly-qualified nominees as directors to the Board.

As significant stockholders of the Company, with aggregate ownership of 4,255,043 shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), constituting approximately 9.4% of the outstanding shares, we believe that the Board must be materially reconstituted to ensure that the best interest of stockholders, the true owners of BNC, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder action in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), without a stockholders’ meeting, as authorized by the Nevada Revised Statutes (the “NRS”):

Proposal 1 – Repeal any provision of the Company’s Amended and Restated Bylaws (the “Bylaws”), in effect at the time this Proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect and were filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2025 (the “Bylaw Restoration Proposal”) to restore the Bylaws to their previously publicly disclosed form prior to the Board’s recent material amendments after the announcement of this consent solicitation and any other amendments that may be adopted by the Board prior to the completion of this consent solicitation;

Proposal 2 – Increase the size of the Board by seven (7) directors to thirteen (13) directors in total pursuant to Article II, Section .02 of the Bylaws (the “Board Size Proposal”);

Proposal 3 – Amend Article II, Section .04 of the Bylaws to clarify and affirm stockholders’ ability to fill vacancies on the Board, including those resulting from an increase in the size of the Board by the vote or written consent of the Company’s stockholders or by court order (the “Vacancy Proposal”); and

Proposal 4 – Elect YZi Lab’s seven (7) nominees: Max S. Baucus, David J. Chapman, Teresa Marie Goody Guillén, Jiajin “Jane” He, Alex Odagiu, Matthew Roszak and Ling “Ella” Zhang, to serve as directors of the Company (the “Nominees”) (the “Election Proposal”).

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This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of BNC on or about [●], 2026.

We are soliciting your consent in favor of the adoption of the Board Size Proposal, the Vacancy Proposal and the Election Proposal because we believe the current Board is in critical need of additional directors with the knowledge and experience in the BNB ecosystem to effectively oversee management, address the Company’s stock price underperformance and operational issues, and restore investors’ faith in the Company. In addition, we are soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit stockholders’ ability to act by written consent, or limit the effect of your consent to the expansion of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date (as defined below). Each Proposal will be effective without further action when we deliver to BNC such requisite number of consents. Proposal 1, Proposal 2 and Proposal 3 are not subject to, or conditioned upon, the effectiveness of the other Proposals. The effectiveness of Proposal 4 is conditioned upon the effectiveness of Proposal 2. If the size of the Board is not increased, there will be no vacancies to fill, and the Nominees cannot be elected pursuant to Proposal 4.

In the event that our Nominees comprise less than a majority of the Board following the Consent Solicitation, there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the Board.

On [●], 2026, YZi Labs delivered a written request for the Board to fix a record date for determining stockholders entitled to give their written consent to the Proposals and provided the information required pursuant to the Bylaws. The Company has not yet publicly disclosed the record date for purposes of determining stockholders entitled to give their written consent to the Proposals (the “Record Date”) or the number of shares of Common Stock outstanding as of the Record Date, each of which is entitled to one consent on each Proposal.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

YZi Labs reserves the right to submit unrevoked written consents to BNC at any time after the receipt of the signed written consent. See “Consent Procedures” for additional information regarding such procedures.

As of the date hereof, YZi Labs collectively owns an aggregate of 4,255,043 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. YZi Labs intends to consent in favor of the Proposals with respect to all of such shares of Common Stock.

As of December 12, 2025, there were 44,062,938 shares of Common Stock, which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2025. The mailing address of the principal executive offices of the Company is 385 South Pierce Avenue, Suite C, Louisville, Colorado 80027.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

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THIS CONSENT SOLICITATION IS BEING MADE BY YZI LABS AND NOT BY OR ON BEHALF OF THE COMPANY. YZI LABS URGES YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

Important Notice Regarding the Availability of Consent Materials for this consent solicitation

This Consent Statement is available at [●].com

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. YZi Labs urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to YZi Labs, c/o Saratoga Proxy Consulting, LLC (“Saratoga”), so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such holder unless the consent specifies otherwise.

Only holders of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of YZi Labs’ consent materials,

please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of our involvement at the Company to date and the material events leading up to this consent solicitation:

•	On July 28, 2025, the Company announced a $500,000,000 private placement offering (the “PIPE”), with the support of YZi Labs Management, to establish the Company as the largest publicly listed BNB Chain digital asset treasury strategy in the world.

•	Also on July 28, 2025, YZi Labs Management entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with the Company, each in connection with and to help ensure the successful closing of the PIPE.

•	On August 5, 2025, the Company announced the closing of the PIPE, that its stock ticker would be changed to “BNC,” and reiterated that the PIPE would support the implementation of the Company’s BNB-focused treasury strategy. In connection with the closing of the PIPE, the Company entered into an asset management agreement (the “Asset Management Agreement”) with 10X Capital Partners LLC (“10X Capital”). Also on August 5, 2025, the Company entered into two Strategic Advisor Agreements (the “Strategic Advisor Agreements”) with each of 10X Capital and YZi Labs Management pursuant to which the Company engaged 10X Capital and YZi Labs Management to provide ongoing strategic advice and guidance relating to the Company’s business and operations. Additionally, pursuant to its Strategic Advisor Agreement, 10X Capital received the right to nominate two individuals to the Board of Directors of the Company (“the Board”). Also on August 5, 2025, YZi Labs Management and 10X Capital entered into a Strategic Services Agreement pursuant to which YZi Labs Management would provide certain strategic advisory services to 10X Capital and receive a portion of the fees earned by 10X Capital under the Asset Management Agreement (the “SSA”). In connection with the closing of the PIPE, the Company issued (i) up to 41,754,478 shares of Common Stock, (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 7,750,510 shares of Common Stock with an exercise price per share equal to $0.00001, (iii) warrants (the “Strategic Advisor Warrants”) to purchase up to 5,940,598 shares of Common Stock with an exercise price per share equal to $0.00001, (iv) warrants (the “Asset Manager Warrants”) to purchase up to 990,099 shares of Common Stock with an exercise price per share equal to $10.23, and (v) warrants (the “Stapled Warrants”) to purchase up to 49,504,988 shares of Common Stock with an exercise price per share equal to $15.15.

•	Also on August 5, 2025, in connection with the closing of the PIPE, the Company announced that James R. Shipley, Matthew Tarallo, and Marion Mariathasan resigned as directors of the Company. The Company also announced that pursuant to the Board nomination rights granted by the Company to 10X Capital under its Strategic Advisor Agreement, on August 5, 2025, the Board appointed Hans Thomas, 10X Capital’s Founding Partner, and Alexander Monje, 10X Capital’s Partner and Chief Legal Officer, as directors of the Company to fill the vacancies created by the resignations.

•	Also on August 5, 2025, David Namdar, a Senior Partner at 10X Capital, was appointed by the Board to become the Chief Executive Officer of the Company.

•	On August 7, 2025, representatives of YZi Labs contacted Mr. Thomas regarding their concerns relating to the timing of investor updates and to express their views that the Company would benefit from, among other things, a customary online dashboard displaying the Company’s asset acquisition information and holdings, increased marketing efforts and media presence.

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•	Since the closing the PIPE through the end of November 2025, representatives of YZi Labs have sought to privately engage with members of the Board and management of the Company to express their views and concerns on the Company’s performance, operations and management, and to offer their views on the need for the Company to increase its marketing and media presence and provide more transparency to its stockholders regarding key information on its cryptocurrency holdings and the employment arrangements of Mr. Namdar, as the Company’s CEO. During these discussions, YZi Labs has asked 10X Capital to lower the asset management fee under the Asset Management Agreement, and has offered on multiple occasions to waive the fees to which YZi Labs Management was entitled under the SSA, in order to reduce the Company’s operational cost and help streamline and boost the performance of the Company. As of the date of this Consent Statement, 10X Capital has refused to lower the asset management fees under the Asset Management Agreement, and YZi Labs Management has not received any compensation or any of the key information to which it was entitled under the SSA.

•	On August 14, 2025, representatives of YZi Labs contacted Mr. Thomas regarding a potential offering and the expected timing of investor updates concerning the Company’s BNB treasury.

•	On August 19, 2025, representatives of YZi Labs again contacted Mr. Thomas regarding their concerns related to the timing and substance of investor updates and urged for more timely and informative investor updates.

•	On August 20, 2025, representatives of YZi Labs contacted Mr. Thomas to express their concerns that the Company would benefit from increased marketing efforts and media presence.

•

On August 30, 2025, representatives of YZi Labs contacted Mr. Thomas requesting a phone call to discuss their concerns and views related to the timing and substance of the Company’s public updates to investors and urging for more timely and informative investor updates.

•	On September 2, 2025, the Company announced that Mr. Monje had resigned from the Board on August 29, 2025, and that the Board had appointed, Dr. Russell Read, the former Chief Investment Officer of 10X Capital to fill the resulting vacancy.

•

On September 10, 2025, representatives of YZi Labs contacted Messrs. Thomas and Namdar to convey their serious concerns regarding Messrs. Thomas and Namdar’s apparent and active involvement in fundraising calls promoting another digital asset treasury project. Representatives of YZi Labs also expressed their belief that this may cause investors to lose faith in the integrity of the Company’s management and that the Company needed to promptly address these important concerns.

•	On September 15, 2025, the Company announced that its quarterly report and earnings announcement for the fiscal quarter ended July 31, 2025 would be delayed.

•	On September 18, 2025, representatives of YZi Labs introduced Messrs. Thomas and Namdar to potential candidates to join BNC’s management that they believed would be beneficial to the Company and would help improve the Company’s corporate governance and operations. Mr. Thomas indicated that they were reaching out to their counsel to discuss this possibility.

•	On September 21, 2025, Mr. Thomas again mentioned that they were going to discuss with their counsel regarding the potential candidates to join BNC’s management.

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•	On September 25, 2025, representatives of YZi Labs had dinner with Mr. Namdar and other investors at a dinner in Seoul, Korea, during which YZi Labs expressed its significant concerns and view that Mr. Namdar needed to allocate more time and attention to the management of the Company and its performance. YZi Labs also proposed that, to help lower management cost and burdens to the Company, 10X Capital should lower their fees due under the Asset Management Agreement, similar to YZi Lab Management’s waiver of its fees.

•	On October 4, 2025, representatives of YZi Labs contacted Mr. Thomas expressing their concerns regarding the Company’s lack of marketing efforts, and urging the Company to make more fulsome disclosure to its stockholders regarding the amount of BNB acquired, and the underperformance of BNC relative to BNB prices. Mr. Thomas indicated that the Company was in the process of discussing disclosures with its securities counsel and announcements would be forthcoming.

•

Also on October 4, 2025, representatives of YZi Labs contacted Mr. Thomas to propose that Alex Odagiu, an investment partner at YZi Labs with significant crypto investment experience and extensive traditional finance background, join the Company in order to improve the Company’s management and expressed their concerns about the management fee continued to be charged by 10X Capital under the Asset Management Agreement, and its impact and burdens on the Company’s operation.

•	On October 7, 2025, the Company announced that on October 1, 2025, the Board increased the size of the Board from four to five members, and appointed Carly E. Howard as a director of the Board, effective immediately.

•	Also on October 7, 2025, Mr. Odagiu had a phone call with Mr. Thomas and other representatives of YZi Labs where he expressed his views on how to improve the management of the Company.

•	On October 8, 2025, Mr. Odagiu followed-up with Mr. Thomas on their discussion and highlighted several governance changes that he believed would be well received by stockholders, including management team adjustments, a more effective management incentive plan, and potential amendments to the Asset Management Agreement to terms more in line with current market practice, including lowering or eliminating fees charged by 10X Capital to the Company in addition to YZi Lab’s fee waiver. However, the Company refused to add Mr. Odagiu to the management team or adopt his constructive suggestions for the Company.

•

On October 17, 2025, representatives of YZi Labs again contacted Mr. Thomas regarding their concerns and views on the timing and substance of investor updates and urged for more timely and informative investor updates.

•	Also on October 17, 2025, the Company announced that it had received a public reprimand letter from the Nasdaq Listing Qualifications Staff pursuant to Nasdaq Listing Rule 5810(c)(4), due to the Company’s failure to comply with Nasdaq Listing Rule 5635(b) and that the Company thereafter regained compliance.

•	On November 6, 2025, YZi Labs sent a letter to the Company demanding that the Company remove and consequently revise its website, The Network (the “Website”), citing YZi Labs’ serious concerns regarding potential securities law violations.

•	On November 7, 2025, the Company removed the Website.

•

In mid-November 2025, YZi Labs was informed that at a cryptocurrency conference from November 10 to 12, 2025, Messrs. Namdar and Thomas were again promoting and seeking funding for DATs other than BNC.

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•	On November 26, 2025, YZi Labs filed a preliminary consent statement with the SEC, which was held by the EDGAR system due to technical issues.

•	Also on November 26, 2025, YZi Labs filed a Schedule 13D (the “Schedule 13D”) disclosing the filing of the preliminary consent statement.

•	On November 27, 2025, YZi Labs issued a press release announcing the filing of the preliminary consent statement.

•

On November 28, 2025, the Company announced that the Board had approved an increase in the size of the Board from five to six members and had appointed Annemarie Tierney to fill the resulting vacancy, each effective as of November 26, 2025.

•	Also on November 28, 2025, representatives of the Company contacted representatives of YZi Labs regarding YZi Labs’ Schedule 13D and press release.

•	On November 30, 2025, Matthew Roszak had a call with director Annemarie Tierney during which he provided background about YZi Labs, its substantive role in the BNB Chain ecosystem and the background of the investment in the Company by YZi Labs and followers of YZi Labs. Mr. Roszak also noted the general under-performance of the Company and his concerns regarding the potential conflict of interest of 10X Capital.

•	On December 1, 2025, Teresa Goody Guillén had a call with Ms. Tierney during which Ms. Goody Guillén also discussed YZi Labs’ background and its investment in the Company.

•	Also on December 1, 2025, YZi Labs filed its preliminary consent statement with the SEC.

•	On December 2, 2025, YZi Labs Management issued a formal Notice and Demand for Corrective Action to 10X Capital (the “10X Notice”) alleging threatened violations of the SSA, mismanagement by 10X Capital, including threatened abandonment of the BNB Treasury Strategy, and demanding that 10X Capital provide written confirmation of corrective action by December 5, 2025.

•	On December 3, 2025, YZi Labs issued a press release announcing the delivery of the 10X Notice and cautioning stockholders of the Company regarding the value-destructive actions of 10X Capital.

•	On December 4, 2025, the Company issued a press release acknowledging YZi Lab’s consent statement and recent communications.

•	On December 5, 2025, counsel to 10X Capital sent a letter to YZi Labs Management responding to the 10X Notice.

•	Also on December 5, 2025, counsel to Ms. Tierney, Nick Etten, Dr. Read and Carly Howard, the four purportedly “independent” directors of the Company (the “Independent Directors”), was introduced to YZi Labs.

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•	On December 6, 2025, the Independent Directors’ counsel and a representative of YZi Labs, together with Ms. Goody Guillén, had a call in which they discussed the general position of the parties and YZi Labs’ requests for management and performance improvements at the Company. During this call, the Independent Directors’ counsel stated the Independent Directors’ openness to YZi Labs’ concerns and hopes for an open dialogue with YZi Labs in which there would be no surprises. Further to this initial call, the Independent Directors’ counsel and representatives of YZi Labs continued to have calls to explore possible joint efforts towards a constructive path of addressing the concerns of YZi Labs and other stockholders.

•	On December 9, 2025, the Independent Directors’ counsel indicated on short notice to YZi Labs that external defense counsel retained by the Company would like to join a conference call with representatives of YZi Labs. YZi Labs responded that it would like to have its own external counsel present for a call with the Company’s external counsel, and requested alternate times. YZi Labs received no alternative times or further response concerning scheduling this call.

•	On December 11, 2025, YZi Labs Management delivered a notice of termination of the SSA to 10X Capital (the “SSA Termination Notice”).

•

On December 12, 2025, YZi Labs and counsel for the Independent Directors engaged in a conference call during which YZi Labs expressed its concerns regarding the Company, including certain apparent disclosure failures and 10X Capital’s potential conflicts of interest. On the call, counsel to the Independent Directors indicated that the Independent Directors would consider YZi Labs’ concerns. YZi Labs again proposed that Alex Odagiu serve as replacement interim CEO, given his profound capital markets background and native familiarity to the BNB ecosystem, both of which would be tremendously valuable to BNC as a BNB DAT. The Independent Directors’ counsel responded that his clients believed that Mr. Odagiu, despite having insight into the BNB ecosystem, lacked sufficient experience on U.S. public company boards to serve as CEO. YZi Labs expressed its disagreement with this statement.

•	Also on December 12, 2025, in the spirit of open dialogue, YZi Labs notified the Independent Directors’ counsel that, among other matters, YZi Labs would soon be sending certain communications to the full Board, including (i) a letter requesting the inspection of certain stockholder list materials, (ii) a letter requesting immediate Board attention to address certain filing deficiencies and (iii) a letter regarding the conflicts of interest of 10X Capital and requesting immediate remedial actions by the Board.

•	Also on December 12, 2025, YZi Labs Management delivered a letter to the Board requesting the inspection of certain stockholder list materials and related information pursuant to Section 78.105 of the NRS (the “First Stockholder List Demand”).

•	Also on December 12, 2025, YZi Labs Management sent a letter to the Board expressing its concerns regarding apparent numerous disclosure failures and deficiencies it had identified in filings made by the Company with the SEC, and requesting remediation (the “Disclosure Deficiencies Letter”).

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•	On December 13, 2025, YZi Labs Management sent a letter to the Board expressing its serious concerns regarding apparent material conflicts of interest involving Mr. Namdar as CEO and Mr. Thomas as director due to their dual and continuing roles at 10X Capital and the Company (the “Conflict Letter”). The Conflict Letter requested that the Board take immediate and decisive corrective actions, including Mr. Namdar’s removal as CEO and the appointment of an interim CEO with no affiliation with 10X Capital, amendment of the Asset Management Agreement to market and customary terms, the recusal of Messrs. Namdar and Thomas from Company deliberations related to matters related to 10X Capital and YZi Labs, and the formation of an independent investigation committee to review Messrs. Namdar and Thomas’ conduct at the Company. As of the date of this Consent Statement, YZi Labs has received no response to the Conflict Letter.

•	Also on December 13, 2023, representatives of YZi Labs Management forwarded the First Stockholder List Demand, the Disclosure Deficiencies Letter and the Conflict Letter to the Independent Directors’ counsel.

•	On December 15, 2025, YZi Labs communicated with the Independent Directors’ counsel to reinforce YZi Labs’ position that familiarity with the BNB Chain ecosystem is important for the CEO or interim CEO of the Company.

•	Also on December 15, 2025, the Company filed its Quarterly Report on Form 10-Q with the SEC, which announced that as of December 12, 2025, the number of its outstanding shares of Common Stock had increased to 44,062,938 (the “Share Increase”).
•	On December 16, 2025, YZi Labs communicated with the Independent Directors’ counsel to express its concerns with and surprise over the Share Increase and noted that it had learned that other investors wished to speak with the Company and the Board regarding their perspectives. YZi Labs also notified the Independent Directors’ counsel that any amendment to the Company’s Bylaws or any other actions by the Board that could impact or ultimately reduce voting rights or other fundamental stockholder rights would be viewed poorly by the Company’s stockholders.

•	On December 17, 2025, counsel to the Company delivered a letter to counsel to YZi Labs rejecting the First Stockholder List Demand because YZi Labs’ individual ownership had ceased to exceed 5% based on the Share Increase.
•	Also on December 17, 2025, the Independent Directors’ counsel delivered a letter to YZi Labs responding to the Disclosure Deficiencies Letter.
•

On December 18, 2025, YZi Labs communicated with the Independent Directors’ counsel to express its disappointment with the Company’s rejection of the First Stockholder Demand based on a technicality that was not publicly disclosed as of the date the First Stockholder Demand was delivered to the Company. YZi Labs also expressed to the Independent Directors’ counsel its view that the actions of YZi Labs were taken in the best interests of the Company and its stockholders.

During these communications, YZi Labs also inquired about the status of the Board’s reply to the Conflict Letter, and discussed with the Independent Directors’ counsel its intent to amend the preliminary consent statement it had previously filed with the SEC and its imminent plan to form a stockholder group that would own at least 5% of the Common Stock in order to resubmit a demand for stockholder lists under Nevada law, as well as file an amendment to its Schedule 13D accordingly. The Independent Directors’ counsel stated that the Board would view the amendment of YZi Labs’ consent statement as “unnecessary” and an “escalation.”

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•	On December 19, 2025, the Independent Directors’ counsel held a call with internal counsel for YZi Labs wherein they discussed YZi Labs’ consent solicitation and potential changes to the Board. After the Independent Directors’ counsel asked that YZi Labs refrain from amending its consent statement during the holiday season, YZi Labs asked the Independent Directors’ counsel to urge the Board to make a plan, to be shared with all stockholders, to address the concerns that YZi Labs had previously provided regarding management, the Asset Management Agreement, and 10X Capital’s conflicts of interest. The Independent Directors’ counsel stated that it was unlikely that the Board or Company management could commit to any time frame in the near term.
•	Also on December 19, 2025, YZi Labs and the Nominees entered into the Group Agreement (as defined and described below).
•	Also on December 19, 2025, Ms. Howard and Mr. Namdar each filed a Form 3 with the SEC, which had failed to be filed in the required timeframes upon their appointments to the Board. The failure to file such Form 3s within the prescribed timeframes, including after the issuance of warrants to Mr. Namdar in August 2025, was among the filing deficiencies pointed out by YZi Labs in the Disclosure Deficiency Letter.
•	On December 22, 2025, YZi Labs reached out to the Independent Directors’ counsel to request a call and an update on the (i) amendments to the Asset Management Agreement and addressing of 10X Capital's conflicts of interest, (ii) potential appointment of Alex Odagiu as interim CEO of the Company and (iii) the views of the Independent Directors regarding potential changes to the structure of the Board. The Independent Directors’ counsel rejected the request for the call and informed YZi Labs that the Independent Directors were working on addressing the Asset Management Agreement, but that they were not currently interested in bringing on Alex Odagiu as interim CEO. The Independent Directors’ counsel further asked YZi Labs to provide a job description for the role of CEO and an overall plan for the Company.

YZi Labs noted in response that the Company had thus far failed to articulate a clear strategic plan and requested that such a plan be prepared and disclosed to all stockholders. The Independent Directors’ counsel indicated that the Independent Directors would consider this request.
•	On December 23, 2025, YZi Labs filed an amendment to its Schedule 13D disclosing the Group Agreement and the formation of the Group (as defined below), which collectively beneficially owns more than 5% of the Company’s outstanding shares.
•	On the evening of December 28, 2025, the Company issued a press release announcing that on December 26, 2025, it had adopted a stockholder rights agreement (the “Poison Pill”) and amendment and restatement to its Bylaws (the “Bylaw Amendments”). The Poison Pill and Bylaw Amendments have the effect of adding significant administrative and procedural hurdles to the process of nominating director candidates to the Board and soliciting the written consent of stockholders of the Company.
•	Also on December 28, 2025, YZi Labs reached out to the Independent Directors’ counsel to express its surprise and disappointment at the sudden announcement of the Poison Pill and the Bylaw Amendments, which the Company stated in its press release were in direct response to the formation of the Group.
•	On December 29, 2025, the members of the Group who own shares beneficially or of record (the “Requesting Stockholders”) delivered a letter to the Board requesting the inspection of certain stockholder list materials and related information pursuant to Section 78.105 of the NRS (the “Second Stockholder List Demand”).
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•	Also on December 29, 2025, in order to comply with the new requirements under the Bylaw Amendments regarding the nomination of director candidates to the Board and the solicitation of the written consent of stockholders of the Company pursuant to the Bylaw Amendments, YZi Labs, in its capacity as a holder of record of shares of the Company, and Ms. Ling Zhang, in her capacity as a proposed director nominee, delivered a letter to the Company requesting all guidelines and policies of the Company generally applicable to directors, and an electronic copy of the form of questionnaire and the form of representation and agreement referenced in the Bylaw Amendments.
•	On January 3, 2026, counsel to the Company responded to the Second Stockholder List Demand requesting that the Requesting Stockholders provide evidence of their beneficial ownership of Common Stock and that the Requesting Stockholders execute a confidentiality agreement (the “Stockholder List NDA”) before the Company would agree to provide the requested stockholder list materials.
•	On January 5, 2026, YZi Labs issued a press release responding to the Company’s adoption of the Poison Pill and the Bylaw Amendments, expressing its disappointment in the apparent efforts of the Board to entrench itself rather than continue an open and productive dialogue regarding the advancement of stockholder interests.
•

On January 6, 2026, the Independent Directors’ counsel reached out to YZi Labs, stating his client’s view that YZi’s December 23, 2025 Schedule 13D amendment disclosing the Group was a surprise, which led to the Company and the Board’s adoption of the Poison Pill and Bylaw Amendments. Counsel to the Independent Directors also stated that YZi should cease its PR campaign and alleged that YZi’s Jan 5, 2026 press release reacting to the Poison Pill and Bylaw Amendments contained untruthful information.

A representative of YZi Labs replied to counsel to the Independent Directors by clarifying that YZi Labs had previously notified such counsel as early as December 18, 2025 that it intended to form a group that owned at least 5% of the Common Stock in order to resubmit a demand for stockholder lists under Nevada law. As previously communicated to the Independent Directors’ counsel, YZi Lab’s formation of the Group was in direct response to YZi Labs’ being involuntarily diluted down below 5% due to the Share Increase and the rejection of the First Stockholder List Demand.

In addition, a representative of YZi Labs highlighted to the Independent Directors’ counsel that in the spirit of a constructive dialogue YZi Labs did not file its revised consent statement during the holiday season, despite the fact that the Independent Directors’ counsel did not indicate a proposed plan or any timeline to improve Company management, amend the Asset Management Agreement or address 10X Capital’s apparent conflicts of interest as previously requested by YZi Labs. A representative of YZi Labs further expressed its views that (i) the Company and the Board’s failure to recognize YZi Labs’ attempts engage constructively in a timely manner and decision to instead focus their time and attention on the adoption of the Poison Pill and the Bylaw Amendments, which impede stockholder rights and add substantial costs to the Company and its ultimate owners, its stockholders, are extremely disappointing, and (ii) the press release issued by YZi Labs on January 5, 2026 contains truthful statements and YZi Labs will take all appropriate actions to protect stockholder interests in light of the recent Poison Pill and Bylaw Amendments recently adopted by the Board.

•

Also on January 6, 2026, representatives of YZi Labs sent an email to the Board following up on the Conflict Letter, requesting clarity as to (i) the expected timing for a substantive written response and (ii) the concrete actions and timeline the Board intends to pursue to address the issues identified in the Conflict Letter, including amendments to the Asset Management Agreement and the ongoing and structural conflicts of interest at the Company and Board level.

•	Also on January 6, 2026, counsel to the Requesting Stockholders sent comments to the Stockholder List NDA to counsel to the Company.

•

Also on January 6, 2026, the Company filed a Current Report on Form 8-K with the SEC, announcing that Dr. Read resigned as a member of the Board effective January 1, 2026. The Company further disclosed that it intends to fill the vacancy on the Board resulting from Dr. Read’s departure.

•	On January 8, 2026, YZi Labs filed a revised consent statement with the SEC.

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•	On January 12, 2026, counsel to the Independent Directors sent a letter to representatives of YZi Labs responding to the Conflict Letter and declining to take further action.
•	On January 29, 2026, over six weeks from when the First Stockholder List Demand was delivered and over four weeks from when the Second Stockholder List Demand was delivered, the Stockholder List NDA was executed.
•	On February 1, 2026, representatives of YZi Labs forwarded the SSA Termination Notice to Mr. Namdar.
•	On February 2, 2026, counsel to 10X Capital sent a letter to YZi Labs claiming that 10X Capital and Mr. Thomas were not aware of the SSA Termination Notice despite the prior written notices and requesting to execute a termination agreement.
•	On February 4, 2026, YZi Labs sent a letter to 10X Capital offering to sign an acknowledgement of the SSA Termination Notice and rejecting any claims that 10X Capital was not aware of such termination.
•	Also on February 4, 2026, the Company issued a press release referring to the SSA as a “secret side agreement” and calling on 10X Capital and YZi Labs Management to terminate the agreement (the “SSA Press Release”).
•	Also on February 4, 2026, YZi Labs issued a press release responding to the SSA Press Release and clarifying that the SSA was attached to its Schedule 13D, disclosed in YZi Labs’ consent statement and, most importantly, terminated by YZi Labs on December 11, 2025.
•	On February 6, 2026, YZi Labs sent a letter to the Board expressing concerns over the practical implications of the Amended Bylaws’s requirement that record holders sign written consents and requesting confirmation that the Company would accept signed written consents from banks, brokers and other nominees that are DTC participants (the “Record Holder Requirements Letter”).
•	Also on February 6, 2026, YZi Labs issues a press release announcing the Record Holder Requirements Letter and calling on the Company to ensure that the written consent process will remain practical and accessible to all stockholders.
•	On February 9, 2026, a representative of YZi Labs sent an email to the Company’s counsel and the Board following up on the Record Holder Requirements Letter and stating that YZi Labs took the Board’s lack of response as a rejection of the requested confirmations.
•	Also on February 9, 2026, a representative of YZi Labs sent an email to the Board expressing concerns about the false statements included in the SSA Press Release and requesting clarification of the Board’s claims that it was not aware of the SSA. YZi Labs also published this letter on its social media.
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•	Also on February 9, 2026, the Company issued a press release announcing that Glenn W. Tyranski had been appointed to the Board, effective immediately.
•	Also on February 9, 2026, counsel to the Company requested that all correspondence to the Company be directed to its counsel and that YZi Labs refrain from sending correspondence directly to the Board.
•	On February 10, 2026, representatives of YZi Labs reached out to the Board to express that, in the interest of preserving capital and reducing the “governance tax,” YZi Labs would continue to direct its communications to the fiduciaries actually responsible for the Company’s decisions, this being the most efficient use of the Company’s limited resources, which are funded by its stockholders.
•	In the late evening on February 12, 2026, a representative of YZi Labs sent a letter to the Board requesting that the Board announce the date for the 2025 Annual Meeting of Stockholders, noting that it has been more than 400 days since the last annual meeting (December 17, 2024), and that the continued failure to schedule the 2025 Annual Meeting could expose the Company to a Nasdaq deficiency notice (the “AGM Letter”).
•	On February 13, 2026, representatives of YZi Labs posted the AGM Letter on their social media accounts.
•	Also on February 13, 2026, YZi Labs filed this revised consent statement with the SEC.

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QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

YZi Labs is making this solicitation. See “Additional Participant Information” for additional information regarding the Participants (as defined below) in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to four corporate actions: (1) the Bylaw Restoration Proposal, (2) the Board Size Proposal, (3) the Vacancy Proposal, and (4) the Election Proposal.

YZi Labs is asking you to consent to the Board Size Proposal, the Vacancy Proposal and the Election Proposal to expand the size of the Board by seven (7) directors and to elect our seven (7) Nominees to fill the resulting vacancies. In addition, in order to ensure that you have the ability to act by written consent and that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Board, YZi Labs is asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We are soliciting your consent because we believe the current Board is in critical need of additional directors with the knowledge and experience to effectively oversee management, address the Company’s stock price underperformance and operational issues, and restore investors’ faith in the Company. We believe this consent solicitation is the best option we have available as stockholders to reject the status quo and correct the Company’s trajectory.

We have identified highly qualified candidates we believe would be able to serve the best interest of all stockholders by maximizing BNC’s value.

WHO ARE THE NOMINEES?

We are asking you to elect each of Max S. Baucus, David J. Chapman, Teresa Marie Goody Guillén, Jiajin “Jane” He, Alex Odagiu, Matthew Roszak and Ling “Ella” Zhang as a director of BNC. The business experience of our highly qualified Nominees is set forth in this Consent Statement under the section entitled “Proposal 4 – The Election Proposal,” which we urge you to read.

WHAT IF NOT ALL OF THE PROPOSALS ARE APPROVED?

While the election of any of our Nominees pursuant to this Consent Solicitation is contingent on the passage of the Board Size Proposal, the opposite is not true – the Bylaw Restoration Proposal, the Board Size Proposal and the Vacancy Proposal is not contingent upon the election of any of our Nominees through this Consent Solicitation. A Nominee will not be elected pursuant to the Election Proposal if such Nominee does not receive the affirmative consent of the holders of a majority of the outstanding shares in favor of such Nominee’s election, even if one or more of the other Nominees are each duly elected pursuant to the Election Proposal by a separate affirmative consent of the holders of a majority of the outstanding shares in favor of one or more of such other Nominees’ election. If the Board Size Proposal has been passed and one or more of the Nominees is not elected to the Board, one or more vacancies will remain on the Board following the conclusion of the Consent Solicitation.

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WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of voting securities at the close of business on the Record Date have the right to consent to the Proposals. On [●], 2026, YZi Labs delivered a written request for the Board to fix the Record Date. The Company has not yet disclosed the new Record Date or the number of shares of Common Stock outstanding as of the Record Date, each of which is entitled to one consent on each Proposal.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible. In order for the Proposals to be adopted, pursuant to the Bylaws, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within sixty (60) days of the earliest dated valid consent delivered to the Company. YZi Labs delivered its written consent to the Company on [●], 2026. Consequently, YZi Labs will need to deliver properly completed and unrevoked written consents from the holders of a majority of the outstanding voting securities as of the close of business on the Record Date by no later than [●]. Nevertheless, we intend to set [●] as the goal for submission of written consents. Effectively, this means that you have until [●] to consent to the Proposals.

WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding Common Stock as of the close of business on the Record Date.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to YZi Labs, c/o Saratoga, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please contact Saratoga Proxy Consulting, LLC as set forth below.

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If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of YZi Labs’ consent materials,

please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

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REASONS FOR OUR SOLICITATION

WE BELIEVE THAT IMMEDIATE AND MATERIAL CHANGE TO THE BOARD AND COMPANY MANAGEMENT IS REQUIRED TO UNLOCK SIGNIFICANT VALUE FOR ALL STOCKHOLDERS

YOU HAVE AN OPPORTUNITY TO SEND THE BOARD AND MANAGEMENT A LOUD AND CLEAR MESSAGE THAT STOCKHOLDERS WILL NOT TOLERATE THE VALUE-DESTRUCTIVE STATUS QUO

We are a firm which invests in companies with strong fundamentals and significant potential for long-term value creation. We are a significant stockholder of the Company and a key contributor to the overall BNB ecosystem, who participated in the successful closing of the Company’s $500,000,000 PIPE this summer because we believe in the Company’s remarkable growth potential and the strength of its announced BNB-focused treasury strategy. Although we have great hopes for the Company’s future, we have become extremely concerned about the Company’s underperformance since the closing of the PIPE and fear that under the current leadership, stockholders will continue to watch their investment decline until it is too late to put the Company back on the right path.

We Believe Company Management is Directly Responsible for the Company’s Poor Performance

Despite its advantageous market position and strong fundamentals, BNC has significantly underperformed on several levels. Since the closing of the PIPE, the Company’s share price has significantly underperformed, despite the fact that the value of BNB, the primary asset of the Company’s digital asset treasury, has increased over the same time period.

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Further, BNB has outperformed other major digital assets since the beginning of 2025, which makes the Company’s poor performance an apparent outlier and even more concerning.

Given that BNB, the Company’s digital asset treasury’s primary asset is performing well, and the Company has an advantageous market position, especially with YZi Labs Management being a significant investor in the Company, we believe that the Company’s underperformance is primarily due to its poor strategic execution, lack of media and marketing presence and an erosion of investor confidence in current management – all of which has occurred with CEO, David Namdar at the Company’s helm. For example, we were surprised and extremely concerned that the Company took more time than any other similarly situated digital asset treasury (“DAT”) company in issuing its shelf registration statement with respect to its at-the-market-offering (“ATM”), and thus failed to deliver its ATM on time, which we believe is one of the most important factors driving DAT flywheel.1 For context, the Company promised investors that it would file its resale registration statement within 30 days following the closing date of the PIPE, but it did not file until 53 days following the closing date. While we consented to an extension to the deadline to file the initial registration statement under the Registration Rights Agreement in order to ensure the registration of the securities, the Company’s inability to timely complete fairly typical corporate actions integral to a public company, in our view, raises serious concerns regarding company management and their ability to execute. To make matters worse, while these filings were pending, in our view the Company repeatedly refused to provide sufficient communication with its investors, keeping them in the dark with respect to the liquidity of and use of proceeds in connection with their investment.

Company Management has Repeatedly Failed to Engage the Market and Sufficiently Promote Itself and its Assets

We believe that the Company has not been sufficiently transparent with its stockholders regarding its actions, timing and has made little to no media or marketing efforts to promote its assets. For instance, the Company has failed to alleviate the significant confusion amongst investors between BNB Network Company and CEA Industries – the use of two names has created a lack of clarity which we believe needs to be corrected promptly. Further, the Company has neglected to prepare several customary resources for stockholders to understand the Company’s assets or governance. In the almost four months since the closing of the PIPE, the Company has still not finished its Investor Relations webpage. Additionally, the Company has failed to provide timely and meaningful updates regarding its NAV/NAV per share, mNAV, BNB yield generation or BNB accumulation for several months. The Company only recently announced the launch of its treasury dashboard, a key investor communication tool, which we urged the Company to adopt months ago, and which currently provides basic and materially insufficient information.

1 Source: BNC, BMNR, SBET, ETHZ, FWDI, HSDT and STSS SEC filings.

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There has been very little media coverage on the Company, as there has been little to no activity on X (Twitter) or on other social media platforms, which we feel is unusual for a DAT company. We believe the Company’s apparent inability to adequately and effectively communicate with its investors and the market further exacerbates investor confusion and significantly contributes to the Company underperformance. In the world of cryptocurrency, marketing is of the utmost importance, and we believe there is no way for the Company to reach its true potential, without effective and comprehensive marketing or investor outreach.

We Believe Management’s and Directors’ Interests are Not Aligned with Stockholders, and the Board has Failed in its Duty to Actively Oversee Management

In our view, the interests of Company management and the Board simply do not align with the interests of its stockholders. In particular, we have become concerned regarding the inability of the Board and management to objectively monitor and manage the services being provided by 10X Capital, the Company’s asset manager, and its apparent failure to act independently in the best interest of the Company. Director Hans Thomas is one of 10X Capital’s Founding Partners, Director Russell Read is 10X Capital’s former Chief Investment Officer and CEO David Namdar is a Senior Partner at 10X Capital. We have serious concerns regarding Messrs. Thomas and Namdar’s loyalty and amount of dedication to the Company, as on more than one occasion, these individuals have significantly promoted other potential DATs, despite failing to adequately promote BNC and BNB.

We are concerned that Mr. Namdar is more focused on serving the interests of 10X Capital, rather than advocating for the interests of all BNC stockholders. We also have serious concerns that the Board as currently constituted lacks the experience or conviction to hold management accountable. In our view, the Board also lacks sufficient the digital asset expertise necessary to drive and oversee the necessary strategic changes at the Company. We believe that stockholders need change now and that the best way to ensure that the Company has the tools and oversight necessary to improve its performance and restore investors’ faith in the Company is by adding additional competent, experienced directors that can effectively lead the Company and oversee management.

We Believe Management Has Misled Stockholders and Failed to Engage in Good-Faith Discussions Regarding its Governance Practices

In addition to the operational and strategic failures described above, we are deeply concerned by repeated mischaracterizations and apparent failures to engage in good-faith negotiations that have further eroded stockholder confidence. The Company has publicly referred to the SSA as a “secret side agreement,” a characterization we believe is demonstrably false and materially misleading. The SSA was negotiated in connection with the PIPE transaction, reviewed by counsel involved in that transaction, and known to all the relevant participants at the time of execution. The obviously untrue claim that this fully disclosed and widely known agreement was somehow “secret” appears designed to mislead stockholders and deflect responsibility to avoid providing the complete and accurate account of the Company’s governance history its stockholders deserve. Public companies have an obligation under applicable state law and federal securities laws to ensure that statements made to their stockholders are not false or misleading, and the Board’s shocking disregard for these standards in its characterization of a known and documented agreement undermines investor trust.

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Further, despite publicly recognizing that amendments to the Asset Management Agreement are necessary, management has failed to meaningfully engage in negotiations to address those deficiencies in a timely and constructive manner. We believe the Board’s refusal to engage on matters that directly impact governance alignment and stockholder value is inconsistent with its fiduciary duties and further contributes to declining investor confidence. Taken together, the mischaracterization of the SSA and the failure to engage in good-faith efforts to amend the Asset Management Agreement reflect a troubling pattern of governance and disclosure practices that reinforces the urgent need for meaningful change at the Board and management level.

A New Qualified Chief Executive Officer and Experienced Management Team is Necessary

Based upon our experience, a company cannot reach its full potential without a competent and committed CEO and a properly structured executive team. In addition to the concerns regarding Mr. Namdar’s performance and lack of devotion and loyalty to the Company, we believe BNC lacks an experienced leadership team capable of supporting and executing the Company’s strategy. The Company’s continued refusal to include qualified senior talent further undermines its capacity to deliver on its stated objectives. We believe that Mr. Namdar is simply unable and/or unwilling to perform at the level necessary to execute upon BNC’s current strategic initiatives and effectively lead BNC. Accordingly, we believe that, if elected, the reconstituted Board should promptly undertake a thorough review of Mr. Namdar’s performance and should explore the selection of a new CEO with the expertise, commitment and independence necessary to lead the Company into the future.

The Path Forward: We Believe New Competent and Experienced Directors are Needed in the Boardroom NOW

We believe that time is of the essence. Stockholders cannot afford the leadership of the current Board and management team. We urge all BNC stockholders to act now to expand the size of the Board and add our experienced competent director nominees to effectively oversee management, address the Company’s stock price underperformance and operational issues, in order to maximize value for all stockholders – the true owners of BNC.

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PROPOSAL 1 – THE BYLAW RESTORATION PROPOSAL

We are asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit your ability to act by written consent or limit the effect of your consent to increase the size of the Board to thirteen (13) directors and elect the Nominees to fill such newly created directorships through changes to the Bylaws not filed with the SEC on or before July 25, 2025, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of BNC. The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Amended and Restated Bylaws of CEA Industries Inc. as of the effectiveness of this resolution that was not included in the Bylaws, as amended filed with the Securities and Exchange Commission on July 25, 2025, be and is hereby repealed.”

The purpose of the Bylaw Restoration Proposal is to restore the Bylaws of the Company to their publicly available form prior to the announcement of this consent solicitation. Since the incumbent Board materially amended the current form of the Bylaws on December 26, 2025 through the Bylaw Amendments, the Bylaw Restoration Proposal, if adopted, will repeal the Bylaw Amendments and any other amendments adopted prior to the completion of this consent solicitation, and restore the Bylaws to the version that was publicly available in filings by BNC with the SEC on July 25, 2025, without considering the nature of the changes the incumbent Board has adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments that one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the conclusion of the consent solicitation. The Bylaw Restoration Proposal will have the effect of repealing the Bylaw Amendments.

YZI LABS URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL

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PROPOSAL 2 – THE BOARD SIZE PROPOSAL

We are asking you to consent to the Board Size Proposal to increase the size of the Board by seven (7) directors to thirteen (13) directors in total.

The following is the text of the Board Size Proposal:

“RESOLVED, that the size of the Board of Directors of CEA Industries Inc. is increased by seven (7) directors to thirteen (13) directors in total pursuant to Article II, Section .02 of the Bylaws, as amended.”

If the number of directors currently serving on the Board is not expanded, we do not believe there will be any vacancies for which our Nominees can be elected to fill. Accordingly, the Election Proposal is conditioned upon the approval by the stockholders of this Board Size Proposal.

YZI LABS URGES YOU TO CONSENT TO THE BOARD SIZE PROPOSAL

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PROPOSAL 3 – THE VACANCY PROPOSAL

We are asking you to consent to the Vacancy Proposal to clarify and affirm stockholders’ ability to fill vacancies on the Board, including those resulting from an increase in the size of the Board pursuant to a vote by or the written consent of the Company’s stockholders or by court order. Amending Article II, Section .04 of the Bylaws, as set forth on Schedule II of this Consent Statement, will ensure that the stockholders have the ability to elect the directors to fill the vacancies resulting from the Board Size Proposal.

YZI LABS URGES YOU TO CONSENT TO THE VACANCY PROPOSAL

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PROPOSAL 4 – THE ELECTION PROPOSAL

We believe the current Board is in critical need of additional directors with the knowledge and experience to effectively oversee management, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, YZi Labs is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of the Company: Max S. Baucus, David J. Chapman, Teresa Marie Goody Guillén, Jiajin “Jane” He, Alex Odagiu, Matthew Roszak and Ling “Ella” Zhang.

As of the date hereof, the Board is currently composed of six (6) directors, all of whom are elected annually. If the Board Size Proposal is approved, then the Board will be increased to thirteen (13) directors with seven (7) vacancies. All of the Nominees, if elected, would fill those vacancies and each would hold office until the next annual meeting of stockholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal. If the Board Size Proposal is approved and each of the Nominees is elected, then the Nominees will constitute a majority of the Board. There is no assurance that any of the Company’s incumbent directors will serve as directors if any of the Nominees are elected.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Max S. Baucus, age 84, has served as Co-Founder of Baucus Group LLC, a consulting firm, since January 2017, as well as The Baucus Institute, a public policy institute at the University of Montana School of Law, since May 2017. Mr. Baucus has also served as a strategic advisor to the board of directors of Chagee Holdings Limited (NASDAQ: CHA), a globally recognized premium tea brand from China, since July 2024. Additionally, Mr. Baucus has served as an advisor to several technology, biotech and manufacturing companies, including Tonix Pharmaceuticals, since April 2017, Alibaba, from 2017 to 2018 and Hikvision Digital Technology Com., Ltd., from July 2020 to July 2025. Mr. Baucus previously served as an Advisor to Binance Holdings Ltd., a cryptocurrency exchange, from February 2021 to November 2023, where he also served as Chairman of the Binance Global Advisory Board from September 2022 to November 2023. In 2014, then-U.S. President Barack Obama nominated Mr. Baucus to be Ambassador of the United States of America to the People’s Republic of China, a position he held until 2017. Mr. Baucus formerly served as the senior United States Senator from Montana from 1978 to 2014 and was Montana’s longest serving U.S. Senator. While in the Senate, Mr. Baucus served as Chairman and Ranking Member of the Senate Committee on Finance, as well as Chairman of the Joint Committee on Taxation and Subcommittee on Transportation and Infrastructure, and also as a member of the Senate Committee on Agriculture, Nutrition and Forestry and the Senate Committee on Environment and Public Works. Before his election to the U.S. Senate, Mr. Baucus represented Montana in the U.S. House of Representatives from 1975 to 1978. Earlier in his career, Mr. Baucus served as a staff member in the Division of Corporation Finance of the SEC from 1968 to 1971. Mr. Baucus has served as a member of the board of directors of AirJoule Technologies Corporation (NASDAQ: AIRJ), a water harvesting technology company, since March 2021 and DIH Holding US, Inc. (NASDAQ: DHAI), a global medical technology and robotics company, since August 2023. Previously, Mr. Baucus served as a member of the board of directors of Ingram Micro Holding Corporation (NYSE: INGM), a global distributor of information technology products from May 2017 to July 2021. Mr. Baucus received a B.A. in Economics from Stanford University, as well as a J.D. from Stanford Law School.

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We believe that Mr. Baucus’ decades of public service, including his extensive leadership experience across government, international diplomacy, and both domestic and international trade, coupled with his advisory work with emerging technologies and financial markets, make him a valuable addition to the Board.

David J. Chapman, age 45, has served as a member of the Advisory Board of Hex Trust, an institutional-grade digital asset custodian providing custody, DeFi, brokerage, and financing solutions for financial institutions, digital asset organizations, corporations, and private clients, since March 2025, and as a member of the Bitcoin Visionary Council, a technology council for DDC Enterprise Limited (NYSE: DDC), an innovative global Asian food platform, since September 2025. Previously, Mr. Chapman served as Co-Founder and Executive Director of OSL Group (“OSL Group”) (f/k/a BC Technology Group Limited) (HKSE: 0863), a digital asset platform which provides prime brokerage, custody, exchange and SaaS services for institutional clients and professional investors, from August 2018 to January 2024, and as a Board Advisor, from January 2024 to July 2024. From June 2016 to July 2020, Mr. Chapman served as Co-Founder and Executive Chairman of Octagon Strategy Ltd., a private investment firm specializing in commodity and digital asset trading across international markets. Prior to that, Mr. Chapman served as Co-Founder and Chief Operating Officer of ANX International Ltd., a financial technology company and blockchain solutions provider, from 2013 to 2018. Earlier in his career, Mr. Chapman served in several positions in the banking industry, including as Head of Futures and Options - Front Office Development at HSBC Holdings PLC (NYSE: HSBC), a banking and financial services organization, from 2010 to 2013, Market Access Design and Projects Manager at ABN AMRO Bank N.V. (OTCMKTS: AAVMY), a Dutch universal bank which provides retail, private, and commercial banking products and services, from 2009 to 2010, Senior Application Analyst at Barclays Capital PLC (NYSE: BCS), a registered broker-dealer and futures commission merchant that offers a broad range of financial services to institutional clients, from 2008 to 2009, Trading Systems Analyst at Credit Suisse Group AG (formerly, NYSE: CS), a global financial services company which offered wealth management and investment banking services, in 2008, and Trading Systems Consultant at Bear Stearns Companies, Inc. (formerly, NYSE: BSC), a brokerage and investment firm, from 2005 to 2008. Mr. Chapman earned a Bachelor’s Degree in Information Systems from Australian Catholic University (Brisbane Campus).

We believe that that Mr. Chapman’s extensive executive leadership experience spanning across the digital asset infrastructure, financial technology, and global capital sectors, together with his demonstrated success in founding and scaling regulated digital-asset and blockchain companies and his financial background, make him a valuable addition to the Board.

Teresa Marie Goody Guillén, age 49, has served as a Partner at Baker & Hostetler LLP, a full-service law firm, since 2019, where she is the leader of the firm’s Digital and Innovative Markets practice and co-leader of its Web3 and Digital Assets team, and is nationally recognized for her work in securities enforcement, corporate governance, digital assets and emerging financial technologies. Prior to that, Ms. Goody Guillén served as the Founder and Chief Executive Officer of The Goody Group LLC and Goody Counsel PLLC, a consulting firm and affiliated law firm which offered a full range of business and legal services, from 2015 to 2019. Ms. Goody Guillén also served as a Senior Advisor to Kalorama Partners LLC (“Kalorama”), a business consulting firm, from 2015 to 2017, after serving as the Chief Operating Officer and Managing Director of Kalorama and its affiliated law firm, Kalorama Legal Service, PLLC, from 2011 to 2015. From 2009 to 2011, Ms. Goody Guillén served as an attorney in the U.S. Securities and Exchange Commission’s Office of the General Counsel. Earlier in her career, Ms. Goody Guillén served as an attorney at McDermott Will and Emery LLP (n/k/a McDermott Will & Schulte UK LLP), a global law firm, from 2006 to 2009, and was a Judicial Law Clerk for the Honorable Ricardo M. Urbina of the U.S. District Court for the District of Columbia, from 2004 to 2005. Ms. Goody Guillén has served as Co-Chair of The Digital Chamber’s Token Alliance, a leading industry initiative by The Digital Chamber (f/n/a the Chamber of Digital Commerce) focusing on advocating for a clear, pro-growth legal and regulatory environment for digital assets and tokenization, beginning in 2024. Ms. Goody Guillén also previously served as an Adjunct Professor at Georgetown University, a private university, where she taught Digital Law and Policy, during the 2023-2024 academic year. Ms. Goody Guillén received a B.S. in Business Administration from George Mason University, a J.D. from Georgetown University Law Center, and an M.B.A. from Georgetown University McDonough School of Business.

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We believe that Ms. Goody Guillén’s extensive legal experience representing public companies, boards and executives with respect to securities law, capital markets transactions and corporate governance, along with her executive and operational experience, and financial and digital sector expertise, will make her a valuable addition to the Board.

Jiajin “Jane” He, age 35, has served as a General Partner of YZiLabs Management Ltd., an investment firm focused on the digital asset, blockchain, Web3, AI, and biotech sectors, since March 2025, where she sources and evaluates investment opportunities, leads due diligence, negotiates and executes investments, and provides strategic guidance to portfolio companies on scaling, fundraising, and operations. Previously, Ms. He served as Chief Operation Officer and an Investment Analyst at Apeiron Capital Limited, a long-biased equity hedge fund, from March 2021 to February 2025. Prior to that, Ms. He served as an Associate Director at PAAMCO Prisma, LLC, an alternative asset management firm specializing in creating globally diversified hedge fund solutions for institutional investors, from 2017 to August 2020, where she was responsible for fund investment and portfolio management. Ms. He received a Bachelor of Economics degree from Tsinghua University and an M.B.A. degree from Stanford University.

We believe that Ms. He’s extensive leadership experience across investment management and financial services in both the traditional financial industry and digital currency asset fields, coupled with her deep expertise in the digital-asset, blockchain, and emerging-technology sectors, makes her well-qualified to serve on the Board.

Alex Odagiu, age 34, has served as an Investment Partner of YZiLabs Management Ltd., an investment firm focused on the digital asset, blockchain, Web3, AI, and biotech sectors, since September 2025, where he identifies and evaluates high-potential investment opportunities, conducts due diligence, structure deals, and presents recommendations, provides strategic guidance to portfolio companies on scaling, fundraising, and operations, and builds relationships with founders, investors, and partners. Mr. Odagiu previously served as an Investment Director of YZi Labs from January 2022 to September 2025, as well as an Investment Manager from September 2021 to December 2021. Prior to that, Mr. Odagiu served as an Associate at Letterone Technology (UK) LLP, an affiliate of Letterone Investment Holdings SA, an investment firm focused on the technology sector, from 2019 to January 2021. Mr. Odagiu began his career at Goldman Sachs International, an affiliate of The Goldman Sachs Group, Inc. (NYSE: GS), a multinational investment bank and financial services company, where he served in the Investment Banking Division as an Associate from 2016 to 2018, as well as an Analyst from 2014 to 2016. Mr. Odagiu received an M.A. (Hons) in Economics and Mathematics from the University of St Andrews.

We believe that Mr. Odagiu’s investment experience across digital assets, particularly the BNB ecosystem, as well as his institutional investing and corporate finance experience, coupled with his work on large-scale technology and financial services transactions and advising public and public-ready companies on capital allocation, risk management, and strategic decisions, make him a valuable addition to the Board.

Matthew Roszak, age 53, has served as a Co-Founder and Chairman of each of Bloq, Inc., a blockchain infrastructure and enterprise technology company, since December 2015, as well as Hemi Labs, Inc., a Bitcoin DeFi and programmability platform, since February 2024. Mr. Roszak also currently serves as the Founding Partner of Tally Capital, LLC, a private investment firm focused on crypto, AI, and biotech, since June 2014, and as a General Partner of Off The Chain Capital, LLC, a digital asset investment fund, since August 2019. In addition, Mr. Roszak currently serves as the Chairman of the Advisory Board of The Digital Chamber, a global blockchain trade association, since June 2014. Mr. Roszak previously served as a member of the board of directors of 180 Connect, Inc. (formerly TSX: NCT.U), a national provider of digital integration and satellite installation services, from 2002 to 2006. Mr. Roszak received a B.A. in Economics from Lake Forest College.

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We believe that Mr. Roszak’s extensive experience in the blockchain and financial technology industries, coupled with his regulatory, policy and governance expertise, as well as his public board experience, make him a valuable addition to the Board.

Ling “Ella” Zhang, age 43, has served as Managing Partner and Head of YZiLabs Management Ltd., an investment firm focused on the digital asset, blockchain, Web3, AI, and biotech sectors, since January 2025. Ms. Zhang has also served as President of Shop Social, Inc. (Trendsi), an AI-powered supply chain and fashion B2B platform, since January 2025, and where she previously served as Co-Founder and Chief Executive Officer from 2020 to December 2024. Previously, Ms. Zhang served as Founder of Binance Labs, the former venture arm of Binance, the world’s leading crypto exchange, and the predecessor to YZi Labs, from 2018 to 2019. Prior to that, Ms. Zhang served as Co-Founder and a member of the board of directors of Chengdu Xiaoduo Technology, an AI-powered customer service and enterprise automation solutions company, from 2014 to 2020. Earlier in her career, Ms. Zhang served as an Investment Principal of Kleiner Perkins Caufield & Byers (n/k/a Kleiner Perkins), a leading venture capital firm focused on incubation, early stage and growth companies, from 2010 to 2015; a Key Account Manager at Google Inc., a global technology company, from 2008 to 2010; and a Senior Marketing Manager of Tencent Holdings Limited, an internet and technology company where she was the founding member of Tencent e-commerce, from 2005 to 2008. Ms. Zhang received a B.S.E.E in Electrical and Electronics Engineering from the University of Electronic Science and Technology of China and an M.B.A. from Stanford University Graduate School of Business.

We believe that Ms. Zhang’s leadership experience and technical expertise in investment, asset management, and financial services, spanning both traditional markets and the digital asset industry, combined with her strong grounding in financial oversight, investment management, and corporate governance, will make her a valuable addition to the Board.

The principal business address of Mr. Baucus is c/o Baucus Group LLC, 257 Blue Roan Lane, Belgrade, MT 59714. The principal business address of Mr. Chapman is c/o Easy Star Consultants, Office 2113, 19/F, 33 Wyndham Street, Central, Hong Kong. The principal business address of Ms. Goody Guillén is BakerHostetler LLP, Washington Square, Suite 1100, 1050 Connecticut Avenue NW, Washington, DC 20036. The principal business address of each of Mses. He and Zhang and Mr. Odagiu is 2nd Floor Water’s Edge Building, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The principal business address of Mr. Roszak is 167 North Green Street, Chicago, Illinois 60607.

Each of Messrs. Baucus and Roszak and Ms. Goody Guillén is a citizen of the United States of America. Each of Messrs. Chapman and Odagiu is a citizen of the United Kingdom. Each of Mr. Chapman and Ms. Goody Guillén is also a citizen of Australia. Ms. He is a citizen of China. Mr. Odagiu is also a citizen of Moldova and Romania. Mr. Roszak is also a citizen of Poland. Ms. Zhang is a citizen of Singapore.

As of the date hereof, Messrs. Baucus, Chapman and Roszak and Mses. Goody Guillén and Zhang do not own beneficially or of record any securities of the Company and have not entered into any transactions in securities of the Company during the past two years.

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As of the date hereof, Ms. He may be deemed to beneficially own 2,099,644 shares of Common Stock, consisting of (i) 911,524 shares of Common Stock directly beneficially owned and (ii) 1,188,120 shares of Common Stock underlying certain Stapled Warrants. As of the date hereof, Mr. Odagiu may be deemed to beneficially own 4,918 shares of Common Stock.

Mr. Odagiu is a member of Goldmount III a series of Allocations 2025 Master, LLC, a Delaware limited liability company (“Allocations”), which participated in the PIPE and beneficially owns securities of the Company. As the result of the foregoing relationships Mr. Odagiu may be deemed to have an economic interest in certain of the securities of the Company held by Allocations. Mr. Odagiu has neither voting nor investment power with respect to any of the securities of the Company held by Allocations, nor does he have the right to acquire such voting or investment power within 60 days. Allocations is not party to the Group Agreement, and the Group has not agreed to act together with Allocations for the purpose of acquiring, holding, voting or disposing of any securities of the Company. As such, Allocations is not a Participant in this solicitation.

Ms. Goody Guillén is an indirect member of Arche Capital SPV IV LLC, a Delaware limited liability company (“Arche”), which participated in the PIPE and beneficially owns securities of the Company. As the result of the foregoing relationships Ms. Goody Guillén may be deemed to have an indirect economic interest in certain of the securities of the Company held by Arche. Ms. Goody Guillén has neither voting nor investment power with respect to any of the securities of the Company held by Arche, nor does she have the right to acquire such voting or investment power within 60 days. Arche is not party to the Group Agreement, and the Group has not agreed to act together with Arche for the purpose of acquiring, holding, voting or disposing of any securities of the Company. As such, Arche is not a Participant in this solicitation.

For information regarding transactions in securities of the Company by the Nominees during the past two years, see Schedule III.

Each of the Nominees may be deemed to be a member of a “group” with the other participants in this solicitation for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 4,255,043 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he or she does not directly own.

Each of the Nominees has consented to being named as a nominee of YZi Labs Management in any consent solicitation statement filed by YZi Labs Management and serving as a director of the Company if elected.

Each of the Nominees (other than Ms. Zhang) has granted Ms. Zhang powers of attorney to execute certain SEC filings and other documents in connection with the consent solicitation statement.

On December 19, 2025, YZi Labs Management and the Nominees (collectively, the “Group”) entered into a Group Agreement. Pursuant to the terms of the Group Agreement, the parties agreed, among other things, (i) to the joint filing of statements on Schedule 13D on behalf of each of them with respect to the securities of the Company to the extent required by applicable law, (ii) to working together to enhance stockholder value at the Company, including seeking representation on the Board, (iii) to solicit written consents to, among other things, expand the size of the Board and to elect certain persons nominated for election to the Board (including those nominated by or on behalf of YZi Labs Management), (iv) that each Nominee would not enter into any transactions in the securities of the Company without the prior written consent of YZi Labs Management, (v) YZi Labs Management would bear all approved expenses incurred in connection with the Group’s activities, and (vi) to take all other action necessary to achieve the foregoing.

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As disclosed elsewhere herein, Mses. He and Zhang and Mr. Odagiu provide services to YZi Labs Management and in connection therewith are designated international contractors of an affiliate of YZi Labs Management. In connection with their employment, Mses. He and Zhang and Mr. Odagiu receive compensation from YZi Labs Management and/or its affiliates, such compensation is independent of and not in connection with their nomination as a director candidate.

As disclosed elsewhere herein, Ms. Goody Guillén is an attorney and Partner at BakerHostetler LLP. In connection with such position, since 2025, Ms. Goody Guillén has provided legal services to YZi Labs Management. Ms. Goody Guillén has also served as a mentor to YZi Labs Management’s incubator program since 2025.

On July 28, 2025, in connection with the PIPE, Ms. He entered into a Securities Purchase Agreement and Registration Rights Agreement, pursuant to which she purchased 1,188,120 shares of Common Stock and 1,188,120 Stapled Warrants, and received certain registration rights in connection with the PIPE.

YZi Labs believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including NASDAQ Listing Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, YZi Labs acknowledges that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, YZi Labs acknowledges that if any Nominee is elected, the determination of such Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

The Election Proposal to elect the Nominees is conditioned upon the effectiveness of the Board Size Proposal. If the size of the Board is not increased pursuant to the Board Size Proposal, there will be no vacancies to fill, and none of the Nominees can be elected pursuant to the Election Proposal.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, YZi Labs may designate such other nominee or nominees to be elected to the Board. In any such case, we would identify and properly designate such substitute nominees in an amended Consent Statement and shares of Common Stock represented by the enclosed WHITE consent card will be voted for such substitute nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Board.

If all of the Nominees are elected through the Election Proposal, they will constitute a majority of the Board, and then a change of control of the Board may be deemed to have occurred under certain of the Company’s material agreements and contracts. Based on a review of the Company’s publicly available material contracts and agreements, such a change of control may trigger certain change of control provisions or payments in the Company’s following material contracts and agreements: (i) Loan Agreement between CEAD Panda Lender LLC and the Company (the “Loan Agreement”); (ii) the 2017 Equity Incentive Plan; (iii) the 2021 Equity Incentive Plan; and (iv) the Executive Employment Agreement by and between the Company and Anthony K. McDonald (the “McDonald Employment Agreement”).

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Pursuant to the Loan Agreement, the occurrence of a “Change in Control” would constitute an “Event of Default” (each as defined in the Loan Agreement), and CEAD Panda Lender LLC would be able to accelerate the “Loan” and demand immediate payment of all “Indebtedness” (each as defined in the Loan Agreement) (principal, interest, fees, costs) and enforce remedies under the Loan Agreement and applicable law, including exercising rights against the collateral under the security documents. However, pursuant to the terms of the Loan Agreement, the “Maturity Date” (as defined in the Loan Agreement) occurred on December 4, 2025 and the entire principal amount then outstanding under the Loan Agreement, together with all accrued but unpaid interest, is currently due and payable by the Company.

Pursuant to the 2017 Equity Incentive Plan, upon a “Change in Control” (as defined in the 2017 Equity Incentive Plan) of the Company, the Compensation Committee of the Board may provide vesting acceleration or other protective features in any individual “Award Agreement” (each as defined in the 2017 Equity Incentive Plan).

Pursuant to the 2021 Equity Incentive Plan, upon a “Change in Control” (as defined in the 2021 Equity Incentive Plan) of the Company, outstanding awards do not automatically accelerate unless an “Award Agreement” provides otherwise (each as defined in the 2021 Equity Incentive Plan). The Compensation Committee of the Board may provide accelerated vesting, exercisability or other protections in any individual Award Agreement tied to a Change in Control. The 2021 Equity Incentive Plan automatically terminates on the tenth anniversary of its adoption date (April 4, 2029), or earlier if the share reserve is exhausted.

Pursuant to the McDonald Employment Agreement, upon the consummation of a “Change in Control”, any remaining unvested options under Mr. McDonald’s “Second Award” (each as defined in the McDonald Employment Agreement) vest in full; provided that, for purposes of the Second Award, any change in the composition of the Board within one (1) year following a “Qualified Offering” (as defined in the McDonald Employment Agreement) does not constitute a Change in Control. According to the Company’s SEC filings, Mr. McDonald was awarded stock options to purchase 3,772 shares of common stock under the 2021 Stock Award Plan, that was approved by stockholders, with an exercise price of $88.20 per share, the price of a share of common stock on the day immediately prior to the signing of the McDonald Employment Agreement. The vesting of the options is at the rate of one-third on each of the date of the signing of the McDonal Employment Agreement (November 24, 2021) and the first and second anniversary of the signing of the McDonald Employment Agreement. The option, once vested, is exercisable for ten years from the date the employment contract was signed. Pursuant to the McDonald Employment Agreement, the vesting of Mr. McDonald’s stock options will be accelerated upon a change of control of the Company.

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Except as otherwise set forth in this consent statement (including the Schedules hereto), (i) during the past 10 years, none of the Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee nor any of his or her associates is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Nominee owns beneficially, directly or indirectly, any securities of any affiliate of the Company; (ix) no Nominee nor any of his or her affiliates, associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, which transaction has materially affected or will materially affect the Company or any of its affiliates or in which the amount involved exceeds $120,000; (x) no Nominee nor any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Nominee or any of their respective associates has a substantial or material interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on through the consent solicitation, other than the election of directors; (xii) no Nominee holds any positions or offices with the Company; (xiii) no Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K occurred during the past ten years, (b) there are no relationships involving any Nominee or any Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Nominee been a director of the Company, and (c) none of the Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

Other than as set forth in this consent statement, there are no agreements, arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this consent statement and to serve as a director of the Company if elected. Other than as stated herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

YZI LABS STRONGLY URGES YOU TO CONSENT TO THE ELECTION OF ALL SEVEN (7) OF THE NOMINEES

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CONSENT PROCEDURES

Section 78.320 of the NRS provides that, absent a contrary provision in a Nevada corporation’s certification of incorporation or bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. Article III of the Bylaws provides that any corporate action required by the Company’s Articles of Incorporation, Bylaws, or under the NRS, to be voted upon or approved at a duly called meeting of the shareholders, may be accomplished without a meeting if a written memorandum setting forth the action so taken, shall be signed by holders of a majority of the total outstanding shares of Common Stock.

For the Proposals to be adopted, pursuant to the Bylaws, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within sixty (60) days of the earliest dated valid consent delivered to the Company. YZi Labs delivered its written consent to the Company on [●], 2026. Consequently, YZi Labs will need to deliver properly completed and unrevoked written consents from the holders of a majority of the outstanding voting securities as of the close of business on the Record Date by no later than [●]. Nevertheless, we intend to set [●] as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit to BNC consents at any time within sixty (60) days of the earliest dated valid consent delivered to BNC.

If the Proposals become effective as a result of this Consent Solicitation, the Company will be required to disclose the effectiveness of the stockholder actions within four business days by filing a Current Report on Form 8-K with the SEC. YZi Labs also intends to notify stockholders as promptly as possible by press release of the results of the Consent Solicitation.

Appraisal/Dissenter Rights

Stockholders are not entitled to appraisal or dissenters’ rights under Nevada law in connection with the Proposals or this Consent Statement.

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the holder that granted such consent. A revocation may be in any written form validly signed by the holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to YZi Labs, in care of Saratoga, or to the principal executive offices of BNC. Although a revocation is effective if delivered to BNC, YZi Labs requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to YZi Labs, c/o Saratoga, at the address set forth on the back cover of this Consent Statement, so that YZi Labs will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also vote against consenting with respect to any one or more of the Proposals on the enclosed WHITE consent card by marking the “AGAINST CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

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If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the Proposals, you will be deemed to consent to any such Proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

YZI LABS URGES YOU TO CONSENT TO ALL OF THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

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SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by YZi Labs Management and the other Participants named herein. Consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

YZi Labs Management has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $225,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. YZi Labs Management has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold. YZi Labs Management will reimburse these holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately 20 persons to solicit BNC stockholders as part of this solicitation.

The entire expense of this consent solicitation is being borne by YZi Labs Management. Costs of this consent solicitation are currently estimated to be approximately $[●]. YZi Labs Management estimates that through the date hereof its expenses in connection with this consent solicitation are approximately $[●]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation.

YZi Labs intends to seek reimbursement from BNC of all expenses it incurs in connection with the solicitation. YZi Labs does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are YZi Labs Management, Changpeng Zhao, and each of the Nominees (each, a “Participant” and collectively, the “Participants”). YZi Labs Management is a British Virgin Islands business company. Mr. Zhao is a citizen of Canada and the United Arab Emirates.

The principal business of YZi Labs Management is to invest in securities and fuel impact in Web3, AI and biotech. The principal business of Mr. Zhao is serving as an entrepreneur.

The principal business address of each of YZi Labs Management and Mr. Zhao is 2nd Floor Water’s Edge Building, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date hereof, YZi Labs Management directly beneficially owns 2,150,481 shares of Common Stock. Mr. Zhao, as the sole director of YZi Labs Management, has voting and investment control of the shares held by YZi Labs Management and may be deemed to be the beneficial owner of such shares. Mr. Zhao disclaims any beneficial ownership of such securities not directly owned by him.

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Excluded from YZi Labs Management’s beneficial ownership as disclosed herein are (i) 7,750,510 shares of Common Stock underlying certain Pre-Funded Warrants, (ii) 9,900,991 shares of Common Stock underlying certain Stapled Warrants and (iii) 3,564,359 shares of Common Stock underlying certain Strategic Advisor Warrants, which are each held by YZi Labs Management as of the date hereof. Each of the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants either provide or the holder has elected that the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 4.99% of the Company’s then outstanding shares of Common Stock (the “Beneficial Ownership Limitations”). As of the date hereof, none of YZi Labs Management’s Pre-Funded Warrants, Stapled Warrants or Strategic Advisor Warrants are currently exercisable, and are not expected within 60 days to be exercisable due to the Beneficial Ownership Limitations.

As of the date hereof, Ms. He may be deemed to beneficially own 2,099,644 shares of Common Stock, consisting of (i) 911,524 shares of Common Stock directly beneficially owned and (ii) 1,188,120 shares of Common Stock underlying certain Stapled Warrants. As of the date hereof, Mr. Odagiu may be deemed to beneficially own 4,918 shares of Common Stock.

The shares of Common Stock purchased by YZi Labs Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The shares of Common Stock purchased by Ms. He and Mr. Odagiu were purchased with personal funds.

Each Participant, as a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the shares of Common Stock owned in the aggregate by all of the Participants. As of the date hereof, the Participants beneficially own in the aggregate 4,255,043 shares of Common Stock. Each Participant disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own.

On July 28, 2025, in connection with the PIPE, (i) YZi Labs Management entered into a Securities Purchase Agreement and Registration Rights Agreement, pursuant to which it purchased 2,150,481 shares of Common Stock at an offering price of $10.10 per share, 7,750,510 Pre-Funded Warrants and 9,900,991 Stapled Warrants, and received certain registration rights in connection with the PIPE and (ii) Ms. He entered into a Securities Purchase Agreement and Registration Rights Agreement, pursuant to which she purchased 1,188,120 shares of Common Stock and 1,188,120 Stapled Warrants, and received certain registration rights in connection with the PIPE.

On August 5, 2025, in connection with the closing of the PIPE, YZi Labs Management entered into the Strategic Advisor Agreement, pursuant to which the Company engaged YZi Labs Management to provide strategic advice and guidance relating to the Company’s business, operations, growth initiatives and industry trends in the crypto technology sector. Pursuant to the terms of the Strategic Advisor Agreement, the Company issued 3,564,359 strategic advisor warrants (the “Strategic Advisor Warrants”) to YZi Labs Management, with an exercise price equal to the par value of the Common Stock. Also on August 5, 2025, YZi Labs Management entered into the SSA, pursuant to which YZi Labs Management would provide certain strategic advisory services to 10X Capital and receive a portion of the fees earned by 10X Capital under the Asset Management Agreement. On December 11, 2025, YZi Labs Management delivered a notice of termination of the SSA to 10X Capital.

For information regarding transactions in securities of the Company during the past two years by the Participants, please see Schedule III attached hereto.

38

On November 21, 2023, Mr. Zhao pleaded guilty to a single count of Failure to Maintain an Effective Anti-Money Laundering Program in the U.S. District Court for the Western District of Washington. Mr. Zhao was sentenced to four months in prison and assessed a $50 million fine. This marks the first known instance that an individual with no criminal history was sentenced to prison for the same violation involving no allegations of fraud or identifiable victims. On October 21, 2025, Mr. Zhao received a full and unconditional pardon from President Trump of the above-referenced conviction. The Trump Administration has since justified Mr. Zhao’s full and unconditional pardon by citing the unprecedented nature of his prosecution and sentencing. When asked about his pardon of Mr. Zhao, President Trump stated that he was informed Mr. Zhao “was not guilty of anything,” that “what he did is not even a crime,” and that “he was persecuted by the Biden Administration.” Similarly, White House Press Secretary Karoline Leavitt explained that Mr. Zhao’s prosecution was motivated by the previous Administration’s “desire to punish the crypto industry.”

Mr. Zhao is subject to a consent order entered in CFTC v. Zhao, et al., in the U.S. District Court for the Northern District of Illinois. The consent order contains conclusions—to which Mr. Zhao neither admitted nor denied—that Mr. Zhao was liable as a control person for certain compliance violations of the Commodity Exchange Act committed by Binance and individually for willful evasion. This is the first time the CFTC brought an enforcement action for willful evasion. Mr. Zhao was assessed a $150 million penalty.

On August 7, 2024, Mr. Zhao was the subject of a Consent Order entered by Washington’s Department of Financial Institutions Division of Consumer Services, which prohibited him participating in the conduct of the affairs of a Washington money transmitter for five years from the date of entry of the Consent Order.

On August 28, 2024, Mr. Zhao was the subject of an Order of Prohibition issued by Michigan’s Department of Insurance and Financial Services prohibiting him from being a licensee, being employed by an agent of, or a control person of any licensee under the Money Transmission Services Act, or being a licensee or registrant under the federal licensing act for a period of five years from the date of the Prohibition Order. Mr. Zhao has since appealed the Prohibition Order, and his appeal is pending in the Michigan 30th Judicial Court for the County of Ingham (case number 24-766-AA).

On January 9, 2025, Mr. Zhao was the subject of a Consent Order entered by the Georgia Department of Banking and Finance prohibiting him from applying for a Georgia money transmitter license, controlling the affairs of a Georgia money transmitter, and acting as an ultimate equitable owner or executive officer of a Georgia money transmitter. The stated duration of the prohibition terminates on the later of 5 years from the date of entry of the Consent Order or until he receives a pardon, the latter of which he already received.

On May 16, 2025, BAM Trading Services Inc. executed a multistate settlement agreement (“MSA”) collectively resolving enforcement actions of participating state regulators. Although Mr. Zhao is not a party to the MSA, the order prohibits Mr. Zhao from serving in any managerial role or otherwise exerting a controlling influence over the management or policies of at BAM Trading Services Inc. or BAM Management US Holdings Inc. By the terms of the MSA, these restrictions on Mr. Zhao were terminated on October 21, 2025, upon his receipt of a full and unconditional pardon. Participating states included: Alabama, Arkansas, Arizona, Idaho, Iowa, Kentucky, Maryland, Minnesota, Nebraska, New Mexico, Oklahoma, Rhode Island, South Carolina, Utah, Virginia, and West Virginia.

On November 3, 2025, Mr. Zhao was the subject of a Final Order entered by Florida’s Office of Financial Regulation (“OFR”) incorporating the terms of a Stipulation and Consent Agreement (“SCA”) executed by OFR, Mr. Zhao, and BAM Trading Services, Inc. The SCA prohibits Mr. Zhao from being appointed to any role subject to Fla. Stat. 560.141(1)(c) at BAM Trading Services, Inc. and BAM Management US Holdings. However, the prohibitions have since been lifted according to the terms of the SCA, by virtue of Mr. Zhao’s receipt of a full and unconditional pardon from President Trump on October 21, 2025.

39

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on in this solicitation. With respect to each of the Participants, except as set forth elsewhere in this Consent Statement, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

There are no material proceedings to which any Participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” consent statements and annual reports. This means that only one copy of this Consent Statement may have been sent to multiple stockholders in your household. YZi Labs will promptly deliver a separate copy of the document to you if you write to our solicitor, Saratoga, at the address set forth on the back cover of this Consent Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our consent materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our solicitor at the above address and phone number.

Submission of Proposals for the 2026 Annual Meeting of Stockholders

The Company did not hold an annual meeting in 2025. The Company’s next annual meeting of stockholders is referred to herein as the “2026 Annual Meeting.”

40

Stockholders who wish to present proposals or nominations for inclusion in the Company’s proxy materials in connection with its 2026 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must give timely notice of such proposals in writing to the Corporate Secretary of the Company at 385 South Pierce Avenue, Suite C, Louisville, Colorado 80027. As the Company did not hold an annual meeting in 2025, the deadline to provide written notice of proposals under Rule 14a-8 of the Exchange Act is a “reasonable time” before the Company begins to print and send its proxy materials and the Company has not disclosed a specific deadline. Any such proposal must also comply with the requirements of Rule 14a-8. Stockholders should monitor the Company’s Quarterly Reports on Form 10-Q filed with the SEC for further disclosures concerning the deadline and other requirements to submit written proposals under Rule 14a-8 in connection with the 2026 Annual Meeting.

The Company has not yet announced the date of its 2026 Annual Meeting. Pursuant to the Bylaws, to be timely for the 2026 Annual Meeting, a stockholder’s notice of proposals and nominations that are not to be included in the Company’s proxy materials must be received by the Secretary at the principal executive offices of the Company not earlier than 5:00 p.m. Eastern Time on the day that is 120 days prior to the date of the 2026 Annual Meeting and not later than 5:00 p.m. Eastern Time on the later of (x) the ninetieth (90th) day prior to the date of the 2026 Annual Meeting and (y) the tenth (10th) day following the day on which public disclosure of the 2026 Annual Meeting is first made by the Company. Any such notice must include the information and otherwise comply with the requirements under the Bylaws.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in reliance on the SEC’s universal proxy rule for director nominees in connection with the 2026 Annual Meeting must provide a notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than the tenth (10th) calendar day following the day on which public announcement of the date of the 2026 Annual Meeting is first made by the Company, as the Company did not hold an annual meeting in 2025. Such notice must also comply with the additional requirements of Rule 14a-19(b).

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2026 Annual Meeting is based on information contained in the Company’s public filings and the Bylaws. The incorporation of this information in this Consent Statement should not be construed as an admission by YZi Labs that any of such procedures are legal, valid or binding.

41

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, vote against consenting to or abstain with respect to each Proposal by marking the “CONSENT,” “AGAINST CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “AGAINST CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Saratoga at the address below, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed. If you have any questions or require any assistance in executing your consent, please call Saratoga at the number listed below.

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of YZi Labs’ consent materials,

please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

42

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS CONSENT STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN A CONSENT REVOCATION STATEMENT TO BE FILED BY THE COMPANY RELATING TO THE PROPOSALS DESCRIBED HEREIN BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE I FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Consent Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

YZILabs Management Ltd. [●], 2026

43

SCHEDULE I

The following is reprinted from the Company’s [●] filed with the Securities and Exchange Commission on [●].

I-1

SCHEDULE II

PROPOSED AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF CEA INDUSTRIES INC.

1.	Proposed amendment to Article II, Section .04 of the Bylaws.

Article II, Section ..04 of the Bylaws of the Company is amended by deleting the section in its entirety and replacing it with the following:

.04 Vacancies.

In case of any vacancy in the Board of Directors, the remaining Directors, whether constituting a quorum or not, may elect a successor to hold office for the unexpired portion of the terms of the Directors whose place shall be vacant, and until his/her successor shall have been duly elected and qualified. Further, the remaining Directors may fill any empty seats on the Board of Directors even if the empty seats have never been occupied. For the avoidance of doubt, any vacancy on the Board of Directors, including those created by an increase in the size of the Board of Directors by the vote or written consent of the shareholders or by court order, may be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting of shareholders at which a quorum is present, or by the written consent of holders of a majority of the total outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of shareholders and until his/her successor has been elected and qualified.

II-1

SCHEDULE III

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

YZILABS MANAGEMENT LTD.

Acquisition of Common Stock*	2,150,481	08/05/2025
Acquisition of Pre-Funded Warrants*	7,750,510	08/05/2025
Acquisition of Stapled Warrants*	9,900,991	08/05/2025
Acquisition of Strategic Advisor Warrants*	3,564,359	08/05/2025

JIAJIN “JANE” HE

Acquisition of Common Stock*	1,188,120	08/05/2025
Acquisition of Stapled Warrants*	1,188,120	08/05/2025
Sale of Common Stock	(60)	10/09/2025
Sale of Common Stock	(565)	10/26/2025
Sale of Common Stock	(16,801)	10/27/2025
Sale of Common Stock	(27,916)	10/29/2025
Sale of Common Stock	(853)	10/30/2025
Sale of Common Stock	(63,121)	10/31/2025
Sale of Common Stock	(87,092)	11/03/2025
Sale of Common Stock	(79,971)	11/04/2025
Sale of Common Stock	(217)	11/05/2025

ALEX ODAGIU

Acquisition of Common Stock**	4,918	09/24/2025

*Represents acquisition of securities in connection with the closing of the PIPE.

**Represents acquisition of securities in connection with a private transaction.

III-1

IMPORTANT

Tell your Board what you think! YOUR CONSENT IS VERY IMPORTANT, no matter how many or how few shares you own. Please “CONSENT” to each of the Proposals by taking three steps:

•	SIGNING the enclosed WHITE consent card,

•	DATING the enclosed WHITE consent card, and

•	MAILING the enclosed WHITE consent card TODAY in the envelope provided (no Postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can give consent for your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to give consent either by toll-free telephone or by the Internet. You may also give consent by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided, and to ensure that your consent is given for your shares, you should also contact the person responsible for your account and give instructions for a WHITE consent card to be issued representing your shares.

After signing the enclosed WHITE consent card, DO NOT SIGN OR RETURN BNC’S CONSENT REVOCATION CARD UNLESS YOU INTEND TO CHANGE YOUR CONSENT INSTRUCTIONS, because only your latest dated consent card will be counted.

If you have previously signed and returned a [●] consent revocation card to BNC, you have every right to change your consent instructions. Only your latest dated consent card will count. You may cancel any consent revocation card already sent to BNC by signing, dating and mailing the enclosed WHITE consent card in the postage-paid envelope provided or by giving consent by telephone or Internet. Any consent revocation may be cancelled at any time prior to our delivery of written consents to the Company.

If you have any questions concerning this Consent Statement, would like to request additional copies of this Consent Statement or need help giving consent for your shares, please contact our consent solicitor:

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of YZi Labs’ consent materials,

please contact:

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 13, 2026

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF CEA INDUSTRIES INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY YZILABS MANAGEMENT LTD. AND THE OTHER PARTICIPANTS NAMED IN ITS CONSENT SOLICITATION (COLLECTIVELY, “YZI LABS”)

THE BOARD OF DIRECTORS OF CEA INDUSTRIES INC.

IS NOT SOLICITING THIS CONSENT

C   O   N   S   E   N   T

Unless otherwise indicated below, the undersigned, a stockholder of record of CEA Industries Inc. (the “Company”), hereby consents pursuant to Section 78.320 of the Nevada Revised Statutes with respect to all shares of the Company’s common stock, par value $0.00001 per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF THIS WHITE CONSENT CARD IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. YZI LABS RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-4.

1	Repeal any provision of the Company’s Amended and Restated Bylaws (the “Bylaws”) in effect at the time this Proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect and filed with the Securities and Exchange Commission on July 25, 2025.

☐	☐	☐
Consent	Against Consent	Abstain

2.	Increase the size of the Company’s Board of Directors (the “Board”) by seven (7) directors to thirteen (13) directors in total pursuant to Article II, Section .02 of the Bylaws.

☐	☐	☐
Consent	Against Consent	Abstain

3.	Amend Article II, Section .04 of the Bylaws to clarify and affirm stockholders’ ability to fill vacancies on the Board, including those resulting from an increase in the size of the Board by the vote or written consent of the Company’s stockholders or by court order.

☐	☐	☐
Consent	Against Consent	Abstain

4.	Elect Max S. Baucus, David J. Chapman, Teresa Marie Goody Guillén, Jiajin “Jane” He, Alex Odagiu, Matthew Roszak and Ling “Ella” Zhang to serve as directors of the Company.

☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 4, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 4, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

__________________________________________________________

Proposal 1, Proposal 2 and Proposal 3 are not subject to, or conditioned upon, the effectiveness of the other Proposals. The effectiveness of Proposal 4 is conditioned upon the effectiveness of Proposal 2. If the size of the Board is not increased, there will be no vacancies to fill, and the Nominees cannot be elected pursuant to Proposal 4.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY YZI LABS AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.